Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated March 1, 2022, and each included in this Post-Effective Amendment No. 147 to the Registration Statement (Form N-1A, File No. 033-17463) of William Blair Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 28, 2021, with respect to the financial statements and financial highlights of William Blair Small Cap Value Fund (one of the funds constituting William Blair Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Chicago, Illinois

February 28, 2022